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                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                  May 26, 2006



BY EDGAR CORRESPONDENCE AND FACSIMILE
-------------------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Babette Cooper

         RE:      UWINK, INC.
                  ITEM 4.02 FORM 8-K
                  FILED MAY 2, 2006
                  FILE NO. 0-29873


Dear Ms. Cooper:

         On behalf of uWink, Inc., a Utah corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated May 17, 2006.

         The Commission issued a comment letter dated May 17, 2006 based upon the Commission's review of the Company's Current Report on Form 8-K filed on May 2, 2006 and our response dated May 9, 2006. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the Staff, each comment is repeated verbatim with the Company's response immediately following.

1. Revise to provide a discussion of the adjustments affecting additional paid in capital including an explanation for the reclassification of $176,808 in additional paid in capital to "Shares to be Issued".

         RESPONSE: We have revised the disclosure to provide a discussion of the adjustments affecting additional paid in capital including an explanation for the reclassification of $176,808 in additional paid in capital to "Shares to be Issued".

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Ms. Babette Cooper
Securities and Exchange Commission
May 26, 2006
Page 2


2. Revise to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

         RESPONSE: We have revised the disclosure to state that the company's Chief Executive Officer and Chief Financial Officer discussed the matters disclosed in the filing with the company's independent accountants.

3. We note your response to our prior comments 1 and 2. Information required by APB 20 regarding the effect of the restatements on the 2005 and 2004 quarterly data has not been provided in your periodic reports. Also, the conclusions regarding disclosure controls and procedures discussed in your response to our prior comment 7 have not been provided in amended periodic reports. Please file amended Forms 10-KSB and 10-QSB for the affected periods.

         RESPONSE: We will amend Form 10-QSB for the affected periods to provide the information required by APB 20 and the conclusions regarding disclosure controls and procedures along with the restatement of the 2005 and 2004 quarterly data for the affected periods.

4. We reiterate our request for you to provide, in writing, a statement from the company acknowledging that:

         - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         RESPONSE: We have included a statement from the company, attached hereto as Exhibit A, acknowledging that:

         - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     * * * *
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Ms. Babette Cooper
Securities and Exchange Commission
May 26, 2006
Page 3


         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                                     Very truly yours,


                                                     By:   /s/ Peter Hogan
                                                        -----------------------
                                                           Peter Hogan


cc: Peter Wilkniss

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                                                                       EXHIBIT A


                                   uWink Inc.
                               12536 Beatrice St.
                              Los Angeles, CA 90066
                          310.827.6900 310.827.7633 fax
                                  www.uwink.com



May 26, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Babette Cooper

RE:      UWINK, INC.
         ITEM 4.02 FORM 8-K
         FILED MAY 2, 2006
         FILE NO. 0-29873


Dear Ms. Cooper:

         The Commission issued a comment letter dated May 17, 2006 based upon the Commission's review of our Current Report on Form 8-K filed on May 2, 2006 and our response dated May 9, 2006.

         We hereby acknowledge that:

         - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Peter F. Wilkniss
---------------------
Peter F. Wilkniss
Chief Financial Officer



        uWink Inc. 12536 Beatrice St. Los Angeles, CA 90066 310.827.6900
                        310.827.7633 fax   www.uwink.com